Exhibit 99.8

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

BELLUS Health Inc.

We, KPMG, LLP, consent to the incorporation by reference in the Registration Statement (No. 333-251329) on Form F-10 and (No. 333-233922 and 333-238274) on Forms S-8 of BELLUS Health Inc. of our report dated February 25, 2021, on the consolidated financial statements which comprise the consolidated statements of financial position as of December 31, 2020 and 2019, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2020 and 2019, and the related notes, which report refers to a change in presentation currency to the United States dollar in fiscal 2020 on a retrospective basis, and which report is included in the annual report on Form 40-F of BELLUS Health Inc. for the fiscal year ended December 31, 2020, and further consent to the use of such report in such annual report on Form 40-F.

/s/ KPMG LLP

Montréal, Canada

February 25, 2021